

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2012

<u>Via Email</u>
Mr. Ben Rosenzweig
The Committee to Strengthen J. Alexander's
3280 Peachtree Rd, Suite 2670
Atlanta, GA 30305

> **Re: J. Alexander's Corporation**
> **Additional Soliciting Materials on Schedule 14A**
> **Filed by Privet Fund LP, Privet Fund Management LLC, Ryan Levenson,**
> **Ben Rosenzweig and Todd Diener**
> **Filed June 28 and July 5, 2012**
> **File No. 001-08766**

Dear Mr. Rosenzweig:

We have reviewed the filings and have the following comments.

<u>DFAN 14A Materials filed June 28 and July 5, 2012</u>

<u>General</u>

1.   It would appear that the participants are soliciting with respect to a special meeting and/or the meeting to approve the merger transaction. Please clarify supplementally which of the meetings you are soliciting for. Further, provide the disclosure required by Rule 14a-12(a) with respect to the meeting(s) for which you are soliciting.

2.   Please refer to the questions raised in bullet points 2 and 3 of soliciting materials filed on July 5, including the unsupported assertions characterizing O'Charley's, its market, and its valuation multiples. The basis for your assertions and assumptions of comparability are not apparent. Please provide supplementally, support for statements regarding O'Charleys and assumptions regarding the comparability of prior transactions and companies. Further, in future filings, please disclose the basis for your assertions.

3.   Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials which require supplemental support and which should be recharacterized as statements of belief or opinion:

- "[t]his was a limited outreach to a buyer capable of fulfilling the needs of a desperate and conflicted CEO…" (DFAN14A filed June 28, 2012);

- " [t]his transaction is the culmination of years of imprudent spending, incomprehensible strategies and disastrous corporate governance…" (DFAN 14A materials filed June 28, 2012);

- "[t]his transaction was not conceived to deliver value to shareholders…" (DFAN14A materials filed June 28, 2012);

- "[n]o shareholder of J. Alexander's wants a nominal, secondary class interest in an accumulation of businesses that have minimal overlap with the Company's growing market…" (DFAN14A materials filed June 28, 2012); and,

- [b]ecause of the results, coupled with the Board's long history of poor governance and value destruction…(DFAN14A materials filed June 28, 2012).

Where the basis of support is other documents such as reports, articles internal estimates, or opinions, if any, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

4.   Refer to the statement that "[t]hey can claim that they have contacted anyone and everyone, but they have given shareholders no reason to accept these assertions as truth." In light of the filings made by the company in which they outlined the process, the statement does not appear to be accurate and there does not appear to be a reasonable basis for the assertion. Please refrain from making this or similar unsupported statements in future filings. Further, please be mindful of the prohibitions contained in Note b to Rule 14a-9.

Mr. Ben Rosenzweig
Privet Fund LP
July 11, 2012
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via email):Rick Miller, Esq.
Bryan Cave LLP